OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)



Juhi LLC
A Delaware Limited Liability Company
164 E. 61st Street, Ground Floor
New York, NY 10065
www.juhicenter.com

UP TO $1,000,000 OF CROWD NOTES

Juhi LLC ("Juhi," "the company," "we," or "us") is offering up to $1,000,000 worth of Crowd Notes of the company. The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by May 1, 2017. The Company is making concurrent offerings of Crowd Notes under both Regulation CF and Regulation and Series Seed Preferred Shares under 4(a)(2) (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $780,000 under the Combined Offerings (the "Closing Amount") by May 1, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to May 1, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

Juhi LLC (which we refer to as "the company," "Juhi," "The Juhi Center," "we," or "us"), is a limited liability company organized December 3, 2015 under the laws of Delaware. The Juhi Center is one of only a few wellness center in the U.S. that will offer a full complement of naturopathic treatments that include Ayurveda, Acupuncture, Homeopathy, and Therapeutic Massage under an integrated practice model.

A description of our services can be found on the company's profile on SeedInvest under https://www.seedinvest.com/juhi/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due diligence by CrowdCheck, Inc.



OUR PEOPLE

Team

Juhi Singh, MA, LAc is the Founder, CEO & Chief Practitioner of the The Juhi Center.Juhi Singh, Neal Shenoy, and Deborah Adams are currently shareholders and Directors of the company, and Joanna Borkowski serves as the company's Marketing Manager. The company currently has two full time employees: Juhi Singh and Joanna Borkowski as well as a full time consulting relationship with Lael Carter of Triage Medical Consulting NYC

Juhi Singh, MA, LAc, CEO, Director, Founder, Chief Executive Officer, and Chief Practitioner

Juhi Singh, MA, LAc is an Oriental Medicine Specialist, Acupuncturist and Chinese Herbalist. For the past 12 years, Juhi has been a leading private practitioner in the field of integrated medicine with a clientele consisting of professional athletes, celebrities and CEOs. She has been described as the "emerging face of natural medicine" and as a "miracle worker" who delivers "long lasting health and wellness".

Juhi works alongside renowned practitioners to develop an integrated approach that combines the best of Eastern and Western modalities to create positive health outcomes. Most recently, Juhi worked with Dr. Jonathan Glashow, MD, the Co-Chief of Sports Medicine at New York's Mount Sinai Medical Center and team doctor for two professional sports teams on the treatment of high performance athletes from January 2012 to December 2015.   In January 2016, Juhi founded Juhi LLC.

Juhi has also devised a program of Therapeutic Yoga whereby acupuncture and acupressure points and meridians are correlated with specific yoga poses to promote instantaneous healing. She's applied such techniques during her extensive travel across the developing world such as Haiti, treating those less fortunate with low cost natural medicine. She funds this work through her Until Tomorrow Project, a guided meditation program offered through CDs that uses language and the music of Karsh Kale to achieve a peaceful state of being and allow for the best possible sleep.

Juhi's academic training includes a B.A. in Psychology concentrating in Biology and a M.A. from the Pacific College of Chinese Medicine

Joanna Borkowski, Marketing Manager

Joanna Borkowski joined Juhi, LLC in January 2016 as its Marketing Manager. She is a 25 year creative marketing veteran, previously with Avon Products, Inc. from January 1989 to November 2014. As a Senior Copywriter, she created the brand voice for a diverse portfolio of top-selling beauty and wellness products. Joanna worked closely with designers, engineers and regulatory lawyers to develop products that were sold through Avon's bi-weekly brochures. From November 2014 to December 2015, Joanna worked as a freelance copywriter for various clients including the personal care company Deep Steep. Joanna holds a B.A. degree in English from Baruch College City University of New York and an A.A.S. degree in Advertising and Communications from the Fashion Institute of Technology.

Lael Carter, Director of Operations

Since August 2016, Lael Carter, owner of Triage Medical Consulting NYC, LLC, has been working with the Juhi Center as its Director of Operations on a consulting basis. She formed Triage in January 2016, specializing in the operation, organization and structuring of Concierge Medical Practices. She has nearly 20 years experience in the medical operations and practice management field. From November 2012 through September 2015, she successfully managed, operated, and restructured procedures and protocols for J.L. Glashow, M.D., P.C. Since starting Triage, she has successfully implemented and organized a start up cosmetic surgery practice with an eminent surgeon in NYC, as well as restructured and organized the billing and best practices of a well-know physical therapy facility. From September 2015 until forming Triage in January 2016, Lael was not employed.

Neal Shenoy, Director

Neal joined the Juhi LLC Board of Directors in January 2016. Since 2006, Neal has served as a Founding Partner at [212]MEDIA which builds consumer media ventures in fragmented markets alongside major media companies. Neal co-founded each of the [212]MEDIA portfolio companies including Speakaboos, where he currently serves as CEO. [212]MEDIA and its ventures have been profiled in the *Wall Street Journal, NY Times, TIME, Variety,* MSNBC and CNN for their innovative approach to building industry-leading ventures and have a combined enterprise value estimated at $500 million.

Neal has served as CEO & Co-Founder of Speakaboos, an award-winning mobile education platform that motivates young children to read, since 2011. Neal is responsible for assembling team with deep industry expertise across organizations such as Nickelodeon, PBS Kids, Scholastic, Barnes & Noble, Pearson and Mattel. He has helped guide Speakaboos to be one of the largest, fastest growing and most promising platforms for early childhood literacy and language learning earning recognition from the Aspen Institute, American Library Association, Education World and National Education Association.

Neal is also a Co-Founder of Saavn, the largest streaming service for South Asian music in the world, whose investors include Tiger Global, Bertelsmann and Liberty Media. Saavn was recently chosen by *Forbes* to its list of most promising U.S. companies. Saavn has the broadest music catalog in the industry across 900+ record labels and 28 languages, reaches over 20 million consumers on web, mobile and social platforms and is built on proprietary technology for search, play, recommendation and personalization.

Neal earned a B.S.F.S. in International Relations at the Edmund A. Walsh School of Foreign Service at Georgetown University where he served as the President of the School of Foreign Service Academic Council and received the prestigious Dean's Citation for excellence in Academics and Leadership.

Deborah Adams, Director

Deborah joined the Juhi LLC Board of Directors in December 2016. Deborah graduated from the Villanova Nursing School with a BSN and RSN and has practiced both Western and Eastern Medicine as a Registered Nurse and certified Reiki Master. She has been a successful entrepreneur and investor in the health and fitness industry most recently running her own yoga studio for 12 years from 1994 to 2006. Since January 2014, Dee has been an Advisor to startup companies in the health, nutrition and biotechnology industries such as Nano Global and What If I Didn't Know?, a television show educating people about health, nutrition and well-being.

Officers and Directors

This table shows the officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work full time for the company, and if not, where else does the employee work?
Officers:				
Juhi Singh	CEO	41	Appointed January 2016	Yes
Directors:				
Neal Shenoy	Director	41	Appointed January 2016	No*
Juhi Singh	CEO	41	Appointed January 2016	Yes
Deborah Adams	Director	53	Appointed December 2016	No
Key Employees:				
Joanna Borkowski	Marketing Manager	56	Hired January 2016	Yes

* Neal Shenoy is not an employee of the company, and works full time at Speakaboos as the company's CEO and as Founding Partner of [212]MEDIA.

Related party transactions

The company has not engaged in any related party transactions.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to the company:

General Health Care Regulatory Risks

The healthcare industry is heavily regulated and is frequently impacted by new or amended laws, regulations, judicial decisions, and governmental policies at the federal and state levels. These regulatory provisions include licensing requirements, legislation pertaining to prescription medications, anti-kickback legislation, prohibitions against "self-referrals" by medical practitioners and other licensees, prohibitions against the "corporate practice of medicine," and prohibitions against fee-splitting, among others. The company has been organized with the intent to comply with these various provisions, but these provisions are subject to differing interpretations and in any event are subject to change. Accordingly, no assurance can be given that the Company or its affiliates will not be found to be in violation of one or more of these laws or regulations, and any such finding could have a material adverse impact on the company. These health care regulatory risks include, but are not limited to, the following:

Fraud and Abuse, or Anti-Kickback, Legislation
Federal and state laws prohibit the offer, payment, solicitation, or receipt of remuneration of any kind, directly or indirectly, as an inducement or in return for referrals, or for recommending items or services, although the particular laws vary in their scope and applicability. Marketing services in particular have drawn scrutiny by health care regulatory authorities, as such activities arguably can be viewed as referrals, or recommendations of items or services. Marketing services may be provided to the Company and its affiliates by persons who have equity interests in the company, and these relationships and interests could draw additional scrutiny by regulatory agencies. The Company has been organized with the intent not to violate these laws, but these statutes are subject to varying interpretations. Accordingly, there can be no assurance that the activities of the company or its affiliates will not be challenged or found to violate such laws.

Corporate Practice of Medicine
General. State laws prohibit the practice of medicine by corporations and other unlicensed entities and persons, although interpretations of these state laws differ significantly from state to state. A few states, including New York, interpret their corporate practice of medicine laws particularly strictly. In such cases, an unlicensed entity, such as Juhi, could be found to violate the corporate practice of medicine law if it has or exercises excessive control over any medical practice for which it provides management and administrative services. The Company has been

organized with the intent that it not violate any such law, but these laws are subject to varying interpretations. Accordingly, there can be no assurance that such activities will not be challenged or found to violate such laws.

Aspen Dental. In June 18, 2015, the New York Attorney General and Aspen Dental Management Inc. ("ADMI") agreed to an Assurance of Discontinuance [Assurance No.15-103] after an Office of Attorney General investigation into ADMI's business practices. Without admitting or denying wrongdoing, ADMI agreed to pay a civil penalty of $450,000 to resolve the investigation into allegations that its relationships with numerous New York dental practices constituted the unauthorized corporate practice of dentistry and improper fee splitting. In addition to payment of the $450,000 penalty, ADMI agreed to implement certain business practice guidelines with respect to its relationships with dental practices. Most of the business practice provisions described in Assurance No. 15-103 relate to compliance with New York law on the corporate practice of dentistry and fee splitting. Although the settlement involved dental practices and a dental management company, healthcare providers and healthcare management companies are also subject to similar rules governing the corporate practice of medicine and fee splitting. The company will need to consider the factors set forth in the settlement with ADMI in structuring its business and arrangements with healthcare providers, and may not do so to the extent ADMI would think necessary. Similar to ADMI, the Company could be the subject of investigation and penalties for failure to comply with the corporate practice of medicine and fee splitting prohibitions.

Fee Splitting

State laws prohibit the sharing or splitting of professional fees with non-medical professionals, although specific requirements vary. If the management fees payable to the company by its contracting practices are viewed as excessive, a fee-splitting violation could be alleged or found. The company's intent is that the management fees that it receives from its contracting practices be consistent with the fair market value of the management services furnished by the company, but there can be no assurance that no state regulatory authority will challenge or find that such payments constitute fee-splitting.

Medical Referral Services

State laws may prohibit the operation of a medical referral service, group advertising and referral service, or similar business, in which calls from prospective patients are received at a centralized location operated by the business and the business makes a profit by referring such callers to providers who participate in the arrangement. It is the company's intent to charge for the management and administrative services it provides, but not for any referrals of patients. However, there can be no assurance that no state regulatory authority will challenge or find that the company's charges in part constitute illegal payments for the referral of patients in violation of such statutes.

Dependence upon Healthcare Provider Clients

The company's growth strategy includes increasing revenues and earnings by contracting with healthcare providers to provide management and administrative services. The company's strategy may be affected by its ability to identify appropriate healthcare providers and negotiate and execute management agreements with those providers on favorable terms.

Dependence upon Healthcare Provider Clients' Success
The revenue and profitability of the Company is dependent in part upon the success of its healthcare provider clients. Such success may be affected by the availability of a sufficient number of patients to be treated by the healthcare providers and private and governmental third-party sources of payment for the services provided to their patients. The amount the clients receive for their services may be adversely affected by market and cost factors as well as other factors over which the company has no control, including the election of the patients to use the healthcare providers, and future changes to payment systems and decisions of third party payors.

Competition
The healthcare business is highly competitive. There are a number of other healthcare management companies in the New York City area, which may directly compete with the company. In addition, healthcare providers may choose to manage their own practices, as opposed to outsourcing the management services. Some of the competing entities may have greater financial and personnel resources than the company. Further, members of the Company may engage in other competitive health care projects, subject to the restrictions set forth in the company's Operating Agreement.

Investigations
Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of investigations of healthcare companies, as well as their executives and managers. These investigations relate to a wide variety of topics. Further, the federal law and some states permit private parties to bring "qui tam" whistleblower lawsuits against companies. The company's activities could become the subject of governmental investigations or inquiries and could result in significant expense, as well as negative publicity.

Patients' Insurance Coverage
Insurance companies, managed care organizations, and other third-party payers may limit or not provide any reimbursement to patients for expenditures on medications or related medical care, and any such reimbursements currently available may be reduced or eliminated in the future.

Risks Related to Our Business

We are a start-up company with limited history. The company was recently formed and accordingly, we have limited operations or history operating our proposed business on which an investment decision can be based. The likelihood of success of our business must be considered in light of the risks, costs, difficulties and delays frequently encountered by companies in their early stage of development, many of which are beyond our control.

In addition, the New York medical practice (the "Practice"), the initial medical provider for which the Company intends to provide management and administrative services, and from which the company intends to obtain revenues, was organized in October 2016; accordingly, the Company has limited revenues and the Practice and other medical providers with which the company intends to conduct business might not be successfully organized or able to engage in business.

Further, the Company or its affiliates may engage in sales of various products to consumers. The prices and availability of, and demand for, such products have not been determined, and the company might not be able to generate revenues from such products.

We currently have limited revenues and are dependent upon the proceeds of this Offering to grow our revenues and achieve profitability. We will have to substantially fund all of our operations and capital expenditures from the net proceeds of this Offering, and potential future financings, as we have limited cash at our disposal and have generated limited revenues. There can be no assurance that we would be able to raise the additional funding needed to implement our business plans or that unanticipated costs will not increase our projected expenses following completion of this offering.

We cannot predict our future capital needs and we may need to secure additional financing. We may need to raise significant additional funds in order to support our growth, develop new or enhanced services and products, respond to competitive pressures, or take advantage of unanticipated opportunities. If our financial resources are insufficient, we will require additional financing in order to meet our plans for expansion. We cannot be sure that this additional financing, if needed, will be available on acceptable terms or at all. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to business matters. If additional funds are raised through the issuance of equity securities, the percentage ownership of our existing members will be reduced, our members may experience additional dilution in net book value per interest, and such equity securities may have rights, preferences, or privileges senior to those of our existing members. If adequate funds are not available on acceptable terms or at all, we may be unable to develop or enhance our services and products, take advantage of future opportunities, repay debt obligations as they become due, or respond to competitive pressures, any of which would have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our equity incentive plan is to be adopted post-closing. We have authorized 80,000 Common Shares to be issued as phantom shares to individuals who perform services for the company. However, the company's phantom share plan (the "Phantom Plan") has not been adopted. The terms of the Phantom Plan may be unfavorable to investors in instruments other than the phantom units issued thereunder.

The company's financial review includes a "going concern" note. Even if we are able to successfully continue operations in the United States, we may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this crowdfunding round and other sources, we may not accurately anticipate how quickly we may use the funds and if such funds are sufficient to make any profits at all.

We will need more people to join our company. In order to achieve growth, we will need to contract with additional practitioners. It is also likely that we will need to hire additional support staff as we grow. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

We operate in a new market in which we are trying to establish and respond to demand that does not yet exist. Being first might mean that we've got a great idea that will be the "next big thing." Or, there may be a reason that it hasn't been done before. While we are expecting the former, it is impossible to predict with certainty how the market will react to our service offering. In order to succeed, we will need to reach customers who see value in our service offering, and are able to purchase the services at a price that makes sense for both parties. Since our business is unique, we aren't sure if enough customers will be willing to pay the prices that we expect.

<u>**Risks Related to the Offering and the Notes**</u>

A significant portion of the shares in the Company will be held by the Chief Practitioner. Juhi Singh, MA, LAc, the Co-Founder and Chief Practitioner will hold a significant portion of the outstanding shares in the company, and consequently, she will be able to exert a certain degree of control in certain decisions requiring members' consent.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company. These notes do not have a maturity date and only convert in limited circumstances. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted shortly after their purchase; notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction (merger, buyout or other corporate transaction). If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances . Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We are subject to a registration rights agreement. As discussed below in "Capital Structure", we are subject to a registration rights agreement that provides certain shareholders the right to demand full registration with the SEC in certain circumstances. Registration with and reporting to the SEC can be very burdensome, and in the event any demand for registration is made before we are ready to take on that burden, our resources could be significantly strained.

You may have limited rights. As an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. Further equity securities into which the notes may eventually convert have may have more stringent transfer restrictions that is required under Regulation CF. The company's current Preferred Shares have more stringent transfer restrictions and are subject to a right of first refusal. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Tax Risks

Partnership treatment is not assured. We have not obtained and will not seek to obtain a ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel as to our status as a partnership for federal income tax purposes or as to any other issue. If the IRS determines that for tax purposes we are an association taxable as a corporation, investors would be deprived of certain tax benefits associated with the Offering with respect to the ability to take as a current deduction for tax purposes of your pro rata share of our operating losses.

There is the possibility of a tax audit. We cannot assure investors that our tax returns will not be audited by a taxing authority or that an audit will not result in adjustments to our returns. Any adjustments resulting from an audit may require you to file an amended tax return and to pay additional taxes plus interest, which generally is not deductible, and might result in an audit of your own return.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date and is not interest bearing. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity, and whether interest might be imputed. Investors should consult their tax advisers.

There is a possibility of the IRS challenging allocations of profit and loss. No assurance can be given that the IRS will not successfully challenge the allocations in the Operating Agreement and reallocate items of income, gain, loss, deduction and credit. Such a challenge could result in certain of the tax benefits to members being reduced or eliminated.
You are recommended to consult your own tax advisers as to the tax consequences of investment in us.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current members of 20% or more equity in Juhi LLC are reflected in the table below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Juhi Singh	2,730,000 shares of membership interests denominated as Common Shares	73.88% (1)

    (1) Based on 3,000,000 shares of Common Shares and 695,000 shares of Preferred Shares outstanding prior to this offering.

Description of securities being sold

The securities offered in this offering

The following description is a brief summary of the material terms of the offering and is qualified in its entirety by the terms contained in the note.

We are offering investors convertible notes bearing no interest and no maturity date. The notes sold in this offering will automatically convert upon a "corporate transaction" (such as the sale of the company). Prior to a corporate transaction, the notes will only convert at the sole discretion of the company. The notes will convert as if you had purchased Series Seed Preferred Shares at the time of your purchase of the note. However, you will be entitled to a "Shadow Series" of shares, meaning that your preferred shares will be based on those currently described in the Operating Agreement and summarized below under "Descriptions of Other Classes of Securities of the Company - Preferred Shares"; however, those shares may have limited voting and information rights and a lower liquidation preference. You will be entitled to one "Shadow Series" for each $1 that you invest. The number of Shadow Series shares that you will be entitled to receive upon conversion will be adjusted for share splits, reorganizations, recapitalizations, or the like, in the same way as the Series Seed Preferred Shares are.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $780,000 for the Combined Offerings, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of May 1, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering of Crowd Notes.

Securities sold concurrently pursuant to Regulation D

In addition to the offering of Crowd Notes under Regulation Crowdfunding, the company is selling Crowd Notes in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act and Series Seed Preferred Shares in private placements (collectively, with the Crowd Notes sold under Regulation Crowdfunding, the "Combined Offerings"). This Offering Memorandum only applies to the Crowd Notes being offered under Regulation Crowdfunding.

Concurrent offering of Crowd Notes on SeedInvest under Regulation D

The company is selling Crowd Notes in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding.

The notes in the Regulation D offering will either convert within six months of their purchase following the close of a Qualified Equity Financing (which would include the offering of Series Seed Preferred Shares described below), or prior to the close of the Qualified Equity Financing. These notes will convert into Series Seed Preferred Shares. In the future, Regulation D investors may be entitled to additional voting and inspection rights.

Concurrent offerings of Series Seed Preferred offline

The company is also offering Series Seed Preferred Shares at $1.00 per Series Seed Preferred Share, with a pre-money valuation of $3,000,000.

In addition to the shares issued in connection with this Regulation Crowdfunding offering and the related Rule 506(c) offering, the company is authorizing the issuance of an unallocated 80,000 incentive shares to be issued as incentive grants to employees, directors, advisors, and other consultants.

DESCRIPTION OF OTHER CLASSES OF SECURITIES OF THE COMPANY

The following descriptions summarize important terms of the issued securities of Juhi and does not provide every detail that may be of interest to investors in this offering. A description of the rights for membership interests (which have been designated as "Common Shares" and "Preferred Shares" in the Operating Agreement) may be found in the Operating Agreement of Juhi which is included as part of Exhibit A of the Crowd Note.

Common Shares

Dividend Rights

Common shareholders may not be issued dividends unless all outstanding dividends have first been paid to Series Seed Preferred Shareholders, and the dividend per share is no greater than is also issued to Series Seed Preferred Shareholders.

Voting Rights

Each holder of Common Shares is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including approving a liquidation (which includes certain mergers and consolidation) and the election of non-designated directors, but excluding matters that relate solely to the terms of a series of Preferred Shares.

Rights and Preferences

If any holder of shares wishes to transfer their shares (except for specified permitted transfer), each other holder of shares would be initially be entitled to purchase those shares in proportion to their shares, and subsequently would be entitled to a portion of the shares that other did not elect to purchase. If all the shares are not purchased by the existing holders, holders are Shares are entitled to participate in the sale.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, winding up or certain mergers and consolidations, holders of Common Shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of the company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Preferred Shares.

Preferred Shares

The company has designated 1,200,000 shares of Preferred Shares Series Seed Preferred Shares. Currently, this is the only designated class of the company's Preferred Shares.

Dividend Rights

The holders of Series Seed Preferred Shares are entitled to receive cash dividends in preference to the holders of any other class or series of shares at 8% annually, cumulative, non-compounding.

Holders of Series Seed Preferred Shares shall have the right to receive non-capital distributions equal to their priority capital and accrued dividends first, with remaining amounts distributed to all members holding Series Seed Preferred and Common Shares in proportion to their respective holdings.

Voting Rights So long as at least 25% of the original number of Preferred Shares are outstanding, holders of Series Seed Preferred Shares are entitled to vote on all matters submitted to a vote of the shareholders as a single class with the holders of Common Shares. Specific matters submitted to a vote of the shareholders require the approval of a majority of the holders of Series Seed Preferred Shares voting as a separate class. These matters include any vote to:

- alter or change the rights, preferences or privileges of the Preferred Shares to materially and adversely affect those shares;
- create any new class or series of shares having rights, preferences or privileges senior to or on parity with the Preferred Shares;
- granting registration rights unless those registration rights are subordinate to the the registration rights of the holders of Preferred Shares;
- authorize the issuance of more than 1,200,000 Preferred Shares, or more than 80,000 Phantom Common Shares;
- redeem or repurchase any outstanding share (other than in accordance with options or equity based compensation plans or upon the termination of certain individuals pursuant to an applicable agreement);
- make any non-capital distributions;
- approve a liquidation (including certain mergers and consolidations) of the company; and
- engage in business other than business described in the operating agreement.

For so long as no fewer than 250,000 Series Seed Preferred Shares are outstanding, the Series Seed Preferred holders may designate one person to serve on the company's Board of Directors.

Conversion to Common Shares

Holders of the Preferred Shares will have the right to convert their shares to Common Shares at any time, and will automatically convert into the Common Shares of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act. The conversion rate may change from time to time if we complete a stock split, reorganization, recapitalization, or the like, but the initial conversion price will be $1.00.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, winding up or certain mergers and consolidations, holders of its Preferred Shares are entitled to liquidation preference superior to holders of the Common Shares. Holders of Preferred Shares will receive an amount for each share equal to greater of (i) their capital contribution (as adjusted for certain distribution) or (ii) the amount payable had all Preferred Shares been converted to Common Shares.

Rights and Preferences

Holders of Preferred Shares are entitled to a right of first offer, that is prior written notice, at if company proposes the sale or issuance of equity interest. Holders of Preferred Shares would be entitle to purchase the new equity in proportion to their Preferred Shares. Holders of Common Shares do not enjoy such rights.

If any holder of Shares wishes to transfer their Shares (except for specified permitted transfer), each other holder of Shares would be initially be entitled to purchase those shares in proportion to their Shares, and subsequently would be entitled to a portion of the Shares that other did not elect to purchase. If all the Shares are not purchased by the existing holders, holders of Shares are entitled to participate in the sale.

Warrants

During 2016 and 2017, 695,000 Preferred Shares were issued at $1.00 per share, providing cash proceeds of $695,000. Early-stage investors were also issued common share warrants. These investors received these warrant for 5% of the amount they invested and are exercisable into common shares. The company issued 27,250 common share warrants. The common share warrants are exercisable into common shares at an exercise price of $1.00 per share and expire after a five year term in 2021.

Registration Rights

After three years from the date of the operating agreement, holders of at least a majority of the registrable securities (including preferred and common shareholders) have the right to demand that we use our best efforts to file a registration statement for the registration of the offer and sale of shares of those shares, subject to specified conditions and limitations. In addition, if the company proposes to register the offer and sale of any securities under the Securities Act of 1933 either for our own account or for the account of other shareholders, holders of other registrable securities will have the right, subject to certain exceptions, to include their shares in the registration statement. These registration rights are subject to specified conditions and limitations. The company is obligated to pay all expenses relating to any such demand registrations and piggyback registrations, other than underwriting discounts and selling commissions. The registration rights terminate upon the earliest of (1) the date that is five years after the closing of our first firm commitment public offering and (3) as to a given holder of registration rights, when such holder may sell all of his or her shares under Rule 144 of the Securities Act during any three month period.

Drag-Along Rights

Members of the company are subject to a drag-along provision as set forth in the Operating Agreement, pursuant to which each holder of shares of the company agrees that, in the event the company's Board and the holders of a majority Preferred Shares vote in favor of a sale of the company and agree to transfer their respective Shares, then all members will vote in favor of the company sale and if requested perform any action reasonably required to transfer their shares.

Offering Perks

To encourage participation in this offering and the concurrent offering of Crowd Notes pursuant to Regulation D, the company is providing specific perks for investors. The company is of the opinion that these perks do not alter the sales price or cost basis of the Crowd Note in this offering. Rather, the perks are promotional discounts on future purchases of the core service of the company. The perks for this offering and the concurrent offering of Crowd Notes pursuant to Regulation D are as follows:

Investment Amount	Offering Perk
$5,000	Acupuncture Treatment ($200.00 value)
$10,000	Ayurvedic Nutrition Consultation and Acupuncture Treatment ($375.00 value)
$25,000	Facial Rejuvenation Treatment ($450.00 value)
$50,000	Juhi Center Wellness Package Includes: Ayurvedic Nutrition, Acupuncture, Salt Room Therapy and Infrared Sauna Therapy ($750.00 value)

Dilution

Investors should understand the potential for dilution. The investor's potential stake in the a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from an offering of shares (such as an initial public offering, another crowdfunding round, a venture -capital round, angel investment), employees exercising options into shares, or by conversion of certain instruments (e.g.,. convertible bonds, preferred shares or warrants) into shares.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

The company was formed as a Delaware Limited Liability Company on December 3, 2015 and was originally named Juhi Center LLC. On December 8, 2015, the company changed its name to Juhi LLC. The company commenced operations in January 2016 and has received a review of its financial statements ending and as of December 31, 2015, attached as Exhibit B to Form C.

In the following paragraphs, we include a discussion of the financial statements.

Financial condition

As a newly formed company, we have recognized limited revenues. Accordingly, we are a development stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products and services in the United States.

Operations

Beginning in January 2016, we have reached several milestones. First, we retained Wilentz, Goldman, & Spitzer, a healthcare practice management law firm in the New York metropolitan area, as our healthcare counsel to help structure the business to be compliant with similar medical practices operating in New York City and beyond. We then retained Reitler, Kailas & Rosenblatt, a corporate finance law firm in the New York metropolitan area, as our finance counsel and with their assistance secured an initial investment of $695,000 in the first close of our Series Seed round. Simultaneously, we recruited key members of our operating team to lead operations and marketing who each have over 20 years of experience with medical practice management and marketing to our core consumer of urban affluent women. We secured a multi-year lease for 2,000 square feet of ground floor retail space at 164 E. 61st Street in New York City and began operations out of the new space. We have identified several practitioners that will join the Center upon completion of the construction which is expected to be in February 2017.

In the next 12 months, the Center will conduct a full launch at its flagship location alongside several practitioners and will offer a full complement of naturopathic treatments that include Ayurveda, Acupuncture, Homeopathy, and Therapeutic Massage under an integrated practice model.   The Center has also began discussions with several vendors for private labeling of products under The Juhi Center brand including Fusionary Formulas which we anticipate we will be available for offer in the first half of the year.   We expect that the Center will achieve profitability within two quarters of its launch in March 2017.

Liquidity and Capital Resources

To date, we have generated limited revenues. While some financial resources have come from providing services to clients, this revenue will not cover all of our expenses. Since inception, we have relied on the initial capitalization of $695,000 made by Series Seed Investors. Currently, our only potential source of revenue will be from a single practitioner, Juhi Singh. No significant revenues have come from any other source and Juhi's billings may only provide a portion of the money needed to operate the company, and profits are not likely for some time. The company has not committed to make any capital expenditures.

The current offering under Regulation Crowdfunding will provide us with increased liquidity to undertake our business plan described on the SeedInvest website. If we are not able to raise funds through Regulation Crowdfunding or through SeedInvest, we will continue to raise money through the sale of our securities to accredited investors to finance our operations.

Indebtedness

The company has no indebtedness.

Recent offerings of securities

The company was initially funded with an offering of Series Seed Preferred Shares to accredited investors under Section 4(a)(2) under the Securities Act in January 2016 and thereafter on a rolling close. The proceeds from this financing were used to form and structure the medical practice entity, recruit key members to the team, secure a long-term lease, begin construction on the Center space and for working capital.

The company amended its Operating Agreement on March 22, 2016 to prepare for the Series Seed offering, including the denomination of all membership interests in the company into Common and Preferred Shares,

Valuation

The company determined the terms of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

If we raise the Maximum Amount, the net proceeds for our oversubscription amount will be approximately $459,250 after $40,750 in costs related to this offering. If we manage to raise funds in excess of our target amount, we plan to use our proceeds for additional working capital and future expansion to additional centers.

In case we raise less than the over-allotment amount and raise only the Target Amount or the Closing Amount, we will reduce our expenses with respect to the amount we spend on operating expenses and salaries and we will undertake additional financing efforts sooner if required.

We do not plan to use the proceeds from this offering to pay any existing debts.

The identified uses of proceeds are subject to change at the sole direction of the executive officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

If we successfully close our offering, you will be able to find our annual reports on www.juhicenter.com which will posted within 120 days after the end of each fiscal year.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/juhi/seed.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

● The intermediary will notify investors when the target offering amount has been met;

● The company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

● If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

● If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

● If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

● If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

● If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
● If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.